UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2016

Attached are the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2016, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 14, 2016 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated November 11, 2016, a copy of which was furnished under cover of Form 6-K on November 14, 2016.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: November 14, 2016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2016	September 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥1,014,481
Short-term investments	33,076	86,887
Notes and accounts receivable, trade	2,733,116	2,421,865
Allowance for doubtful accounts (Note 7)	(45,236)	(51,389)
Accounts receivable, other	473,192	455,112
Inventories (Note 2)	414,581	440,509
Prepaid expenses and other current assets	469,529	604,298
Deferred income taxes	260,446	244,026

Total current assets	5,426,979	5,215,789

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,461,117
Telecommunications service lines	15,870,097	15,942,341
Buildings and structures	6,069,437	6,079,447
Machinery, vessels and tools	1,996,898	1,974,823
Land	1,273,209	1,271,328
Construction in progress	382,196	416,130

	37,178,649	37,145,186
Accumulated depreciation	(27,626,728)	(27,687,110)

Net property, plant and equipment	9,551,921	9,458,076

Investments and other assets:
Investments in affiliated companies	515,716	475,081
Marketable securities and other investments	474,247	442,158
Goodwill	1,229,208	1,134,735
Software	1,212,482	1,171,417
Other intangible assets	391,977	348,156
Other assets	1,486,840	1,438,190
Deferred income taxes	746,561	763,649

Total investments and other assets	6,057,031	5,773,386

Total assets	¥21,035,931	¥20,447,251

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2016	September 30, 2016
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥172,174
Current portion of long-term debt	476,777	510,032
Accounts payable, trade	1,572,797	1,144,216
Current portion of obligations under capital leases	14,711	14,068
Accrued payroll	430,248	419,247
Accrued taxes on income	249,356	203,537
Accrued consumption tax	83,481	74,183
Advances received	290,132	313,326
Other	493,970	549,578

Total current liabilities	3,741,128	3,400,361

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,390,889
Obligations under capital leases (excluding current portion)	27,630	25,959
Liability for employees’ retirement benefits	1,688,611	1,708,783
Accrued liabilities for point programs	89,003	81,777
Deferred income taxes	166,547	153,290
Other	491,630	500,954

Total long-term liabilities	6,009,624	5,861,652

Redeemable noncontrolling interests (Note 3)	45,097	48,848

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 2,096,394,470 shares at March 31 and September 30, 2016	937,950	937,950
Additional paid-in capital	2,879,560	2,878,687
Retained earnings (Note 3)	5,074,234	5,424,348
Accumulated other comprehensive income (loss) (Note 3)	(57,055)	(215,416)
Treasury stock, at cost (Note 3) — 255,269 shares at March 31, 2016 and 59,309,986 shares at September 30, 2016	(883)	(268,347)

Total NTT shareholders’ equity	8,833,806	8,757,222

Noncontrolling interests (Note 3)	2,406,276	2,379,168

Total equity	11,240,082	11,136,390

Contingent liabilities (Note 8)

Total liabilities and equity	¥21,035,931	¥20,447,251

	Yen
	March 31, 2016	September 30, 2016
Per share of common stock:

NTT shareholders’ equity	¥4,214.32	¥4,298.90

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen, except per share data
	2015	2016
Operating revenues (Note 5):
Fixed voice related services	¥667,569	¥619,316
Mobile voice related services	407,732	429,604
IP/packet communications services	1,875,303	1,901,368
Sale of telecommunications equipment	463,798	423,074
System integration	1,437,299	1,397,071
Other	737,257	753,895

	5,588,958	5,524,328

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	1,149,106	1,153,397
Cost of equipment sold (excluding items shown separately below)	431,113	406,441
Cost of system integration (excluding items shown separately below)	1,034,476	986,249
Depreciation and amortization (Note 1)	871,639	716,473
Impairment losses
Goodwill	—	4,471
Other	3,631	10,197
Selling, general and administrative expenses	1,365,529	1,320,616

	4,855,494	4,597,844

Operating income (Note 5)	733,464	926,484

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(22,064)	(19,780)
Interest income	8,737	8,621
Other, net (Note 3)	(2,718)	(18,420)

	(16,045)	(29,579)

Income before income taxes and equity in earnings (losses) of affiliated companies	717,419	896,905

Income tax expense (benefit) (Note 3):
Current	239,266	246,678
Deferred	(11,961)	34,766

	227,305	281,444

Income before equity in earnings (losses) of affiliated companies	490,114	615,461
Equity in earnings (losses) of affiliated companies (Note 3)	7,512	10,065

Net income	497,626	625,526

Less — Net income attributable to noncontrolling interests	120,307	149,430

Net income attributable to NTT	¥377,319	¥476,096

Per share of common stock*:
Weighted average number of shares outstanding	2,115,360,234	2,061,934,989
Net income attributable to NTT (Note 1)	¥178.37	¥230.90

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the six months ended September 30, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 3 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2015	2016
Net income	¥497,626	¥625,526
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(24,156)	(18,302)
Unrealized gain (loss) on derivative instruments	(849)	(2,009)
Foreign currency translation adjustments	(32,160)	(178,873)
Pension liability adjustments	1,107	5,812

Total other comprehensive income (loss)	(56,058)	(193,372)

Total comprehensive income (loss)	441,568	432,154

Less — Comprehensive income attributable to noncontrolling interests	112,613	112,965

Total comprehensive income (loss) attributable to NTT	¥328,955	¥319,189

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen, except per share data
	2015	2016
Operating revenues (Note 5):
Fixed voice related services	¥331,193	¥307,546
Mobile voice related services	214,602	216,627
IP/packet communications services	941,595	953,319
Sale of telecommunications equipment	240,040	236,358
System integration	764,256	708,761
Other	390,815	384,978

	2,882,501	2,807,589

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	593,062	606,143
Cost of equipment sold (excluding items shown separately below)	234,501	231,175
Cost of system integration (excluding items shown separately below)	558,721	484,516
Depreciation and amortization (Note 1)	439,064	357,275
Impairment losses
Goodwill	—	4,471
Other	3,600	9,818
Selling, general and administrative expenses	678,846	675,102

	2,507,794	2,368,500

Operating income (Note 5)	374,707	439,089

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(11,086)	(9,774)
Interest income	4,372	4,289
Other, net (Note 3)	(17,954)	17,194

	(24,668)	11,709

Income before income taxes and equity in earnings (losses) of affiliated companies	350,039	450,798

Income tax expense (benefit) (Note 3):
Current	127,160	117,367
Deferred	(16,449)	25,152

	110,711	142,519

Income before equity in earnings (losses) of affiliated companies	239,328	308,279
Equity in earnings (losses) of affiliated companies (Note 3)	3,201	5,452

Net income	242,529	313,731

Less — Net income attributable to noncontrolling interests	58,383	81,263

Net income attributable to NTT	¥184,146	¥232,468

Per share of common stock:
Weighted average number of shares outstanding	2,113,548,297	2,037,089,579
Net income attributable to NTT	¥87.13	¥114.12

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2015	2016
Net income	¥242,529	¥313,731
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	(22,215)	(3,600)
Unrealized gain (loss) on derivative instruments	(1,251)	(5,387)
Foreign currency translation adjustments	(3,875)	(78,093)
Pension liability adjustments	600	3,236

Total other comprehensive income (loss)	(26,741)	(83,844)

Total comprehensive income (loss)	215,788	229,887

Less — Comprehensive income attributable to noncontrolling interests	56,486	64,675

Total comprehensive income (loss) attributable to NTT	¥159,302	¥165,212

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2015	2016
Cash flows from operating activities:
Net income	¥497,626	¥625,526
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization (Note 1)	871,639	716,473
Impairment losses	3,631	14,668
Deferred taxes	(11,961)	34,766
Losses on disposals of property, plant and equipment	32,595	32,753
Gains on sales of property, plant and equipment	(10,620)	(14,188)
Equity in (earnings) losses of affiliated companies	(7,512)	(10,065)
(Increase) decrease in notes and accounts receivable, trade	178,611	263,040
(Increase) decrease in inventories	(86,458)	(42,369)
(Increase) decrease in other current assets	(77,437)	(84,175)
Increase (decrease) in accounts payable, trade and accrued payroll	(260,930)	(254,909)
Increase (decrease) in accrued consumption tax	(71,141)	(6,511)
Increase (decrease) in advances received	53,104	34,708
Increase (decrease) in accrued taxes on income	85,711	(43,784)
Increase (decrease) in other current liabilities	28,703	22,656
Increase (decrease) in liability for employees’ retirement benefits	30,928	20,592
Increase (decrease) in other long-term liabilities	3,330	15,576
Other	9,541	65,685

Net cash provided by operating activities	1,269,360	1,390,442

Cash flows from investing activities:
Payments for property, plant and equipment	(634,850)	(638,891)
Payments for intangibles	(180,705)	(196,713)
Proceeds from sales of property, plant and equipment	33,159	21,480
Payments for purchases of non-current investments	(26,287)	(23,484)
Proceeds from sales and redemptions of non-current investments	20,845	42,097
Acquisitions of subsidiaries, net of cash acquired	(109,540)	(10,474)
Payments for purchases of short-term investments	(13,828)	(79,097)
Proceeds from redemptions of short-term investments	12,691	24,462
Other	(20,959)	(15,909)

Net cash used in investing activities	¥(919,474)	¥(876,529)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2015	2016
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥297,062	¥149,354
Payments for settlement of long-term debt	(339,832)	(201,187)
Proceeds from issuance of short-term debt	2,943,685	1,987,414
Payments for settlement of short-term debt	(2,919,457)	(1,936,943)
Dividends paid (Note 3)	(95,274)	(125,768)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(85,126)	(267,514)
Acquisition of shares of subsidiaries from noncontrolling interests	(4,202)	(113,838)
Other	12,118	(53,917)

Net cash used in financing activities	(191,026)	(562,399)

Effect of exchange rate changes on cash and cash equivalents	1,382	(22,670)

Net increase (decrease) in cash and cash equivalents	160,242	(71,156)

Cash and cash equivalents at beginning of period	849,174	1,088,275

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	2,028	(2,638)

Cash and cash equivalents at end of period	¥1,011,444	¥1,014,481

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2016, the consolidated statements of income and the consolidated statements of comprehensive income for the three and six months ended September 30, 2015 and 2016 and consolidated statements of cash flows for the six months ended September 30, 2015 and 2016 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Change in Accounting Procedures for Consolidated Quarterly Financial Results

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward. For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.” In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary. As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the six and three months ended September 30, 2016 decreased by ¥126,663 million and ¥63,039 million, respectively. Consolidated net income attributable to NTT and consolidated basic net income attributable to NTT per share for the six and three months ended September 30, 2016 increased by ¥70,817 million and ¥34,773 million, and ¥34.34 and ¥17.07, respectively.

(2) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, as of the beginning of the previous fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the six months ended September 30, 2015 or the year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2015 and 2016, there is no difference between basic EPS and diluted EPS.

In addition, NTT carried out a two-for-one stock split on July 1, 2015. The adjusted figures reflecting the impact of the stock split are included in NTT’s EPS figures for the six months ended September 30, 2015.

(4) Reclassifications

Beginning April 1, 2016, other intangible asset impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses — Other,” and goodwill impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses — Goodwill”. In accordance with this reclassification, impairment losses of property, plant and equipment and software previously classified under “Impairment losses” have been reclassified into “Impairment losses — Other.”

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2016.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers —

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is expected to take effect for NTT Group on April 1, 2018. NTT is currently evaluating the effect of adopting the ASU.

Leases —

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is expected to take effect for NTT Group on April 1, 2019. NTT is currently evaluating the effect of adopting the ASU.

2. Inventories:

Inventories at March 31 and September 30, 2016 comprised the following:

	Millions of yen
	March 31, 2016	September 30, 2016

Telecommunications equipment to be sold and materials	¥153,463	¥147,794
Projects in progress	142,845	178,609
Supplies	118,273	114,106

Total	¥414,581	¥440,509

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2016 and for the six months ended September 30, 2016 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2015	1,136,697,235	78,097,606
Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	21,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	58,082
Resale of treasury stock to holders of less-than-one-unit shares	—	(5,028)
Cancellation of treasury stock under resolution of the board of directors	(177,000,000)	(177,000,000)
Balance at March 31, 2016	2,096,394,470	255,269
Acquisition of treasury stock under resolution of the board of directors	—	59,038,100
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,489
Resale of treasury stock to holders of less-than-one-unit shares	—	(872)

Balance at September 30, 2016	2,096,394,470	59,309,986

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the six months ended September 30, 2015 reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT may cancel 177 million shares currently held as treasury stock on November 13, 2015, and as a result of such cancellation conducted on November 13, 2015, additional paid-in capital decreased by ¥8 million, and retained earnings decreased by ¥590,679 million.

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

Dividends —

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥125,768 million
Cash dividends per share	¥60
Record date	March 31, 2016
Date of payment	June 27, 2016

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 11, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥122,225 million
Cash dividends per share	¥60
Record date	September 30, 2016
Date of payment	December 12, 2016

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9,002)	(595)	(9,597)
Balance at March 31, 2015 (as adjusted)	8,672,858	2,367,355	11,040,213
Dividends paid to NTT Shareholders	(95,274)	—	(95,274)
Dividends paid to noncontrolling interests	—	(54,463)	(54,463)
Acquisition of treasury stock	(85,107)	—	(85,107)
Resale of treasury stock	12	—	12
Other equity transactions	(63)	(1,826)	(1,889)
Net income	377,319	119,700	497,019
Other comprehensive income (loss)	(48,364)	(8,120)	(56,484)
Unrealized gain (loss) on securities	(20,847)	(3,309)	(24,156)
Unrealized gain (loss) on derivative instruments	(1,077)	228	(849)
Foreign currency translation adjustments	(27,127)	(5,459)	(32,586)
Pension liability adjustments	687	420	1,107
Balance at September 30, 2015	¥8,821,381	¥2,422,646	¥11,244,027

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(1,668)	(1,408)	(3,076)
Balance at March 31, 2016 (as adjusted)	8,832,138	2,404,868	11,237,006
Dividends paid to NTT Shareholders	(125,768)	—	(125,768)
Dividends paid to noncontrolling interests	—	(56,607)	(56,607)
Acquisition of treasury stock	(267,468)	—	(267,468)
Resale of treasury stock	4	—	4
Other equity transactions	(873)	(84,407)	(85,280)
Net income	476,096	148,917	625,013
Other comprehensive income (loss)	(156,907)	(33,603)	(190,510)
Unrealized gain (loss) on securities	(14,189)	(4,113)	(18,302)
Unrealized gain (loss) on derivative instruments	(1,655)	(354)	(2,009)
Foreign currency translation adjustments	(145,914)	(30,097)	(176,011)
Pension liability adjustments	4,851	961	5,812
Balance at September 30, 2016	¥8,757,222	¥2,379,168	¥11,136,390

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six and three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(23,082)	(562)	(31,897)	23	(55,518)
Amounts reclassified from accumulated other comprehensive income	(1,074)	(287)	(263)	1,084	(540)

Other comprehensive income	(24,156)	(849)	(32,160)	1,107	(56,058)

Less — Comprehensive income attributable to noncontrolling interests	(3,309)	228	(5,033)	420	(7,694)

Balance at September 30, 2015	¥113,266	¥(6,240)	¥187,956	¥(84,816)	¥210,166

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	(7,483)	(1,261)	(178,873)	(431)	(188,048)
Amounts reclassified from accumulated other comprehensive income	(10,819)	(748)	—	6,243	(5,324)

Other comprehensive income	(18,302)	(2,009)	(178,873)	5,812	(193,372)

Less — Comprehensive income attributable to noncontrolling interests	(4,113)	(354)	(32,959)	961	(36,465)

Balance at September 30, 2016	¥95,022	¥(11,820)	¥(28,452)	¥(270,166)	¥(215,416)

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2015	¥131,045	¥(4,800)	¥193,986	¥(85,221)	¥235,010
Other comprehensive income before reclassification	(21,969)	(688)	(3,612)	8	(26,261)
Amounts reclassified from accumulated other comprehensive income	(246)	(563)	(263)	592	(480)

Other comprehensive income	(22,215)	(1,251)	(3,875)	600	(26,741)

Less — Comprehensive income attributable to noncontrolling interests	(4,436)	189	2,155	195	(1,897)

Balance at September 30, 2015	¥113,266	¥(6,240)	¥187,956	¥(84,816)	¥210,166

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2016	¥97,867	¥(9,034)	¥35,907	¥(272,900)	¥(148,160)
Other comprehensive income before reclassification	6,412	(4,440)	(78,093)	51	(76,070)
Amounts reclassified from accumulated other comprehensive income	(10,012)	(947)	—	3,185	(7,774)

Other comprehensive income	(3,600)	(5,387)	(78,093)	3,236	(83,844)

Less — Comprehensive income attributable to noncontrolling interests	(755)	(2,601)	(13,734)	502	(16,588)

Balance at September 30, 2016	¥95,022	¥(11,820)	¥(28,452)	¥(270,166)	¥(215,416)

Reclassifications out of accumulated other comprehensive income (loss) for the six and three months ended September 30, 2015 and 2016 are as follows:

For the six months ended September 30	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2015	2016
Unrealized gain (loss) on securities	¥1,349	¥15,502	Other, net
	(524)	(4,745)	Income tax benefit (expense)
	249	62	Equity in earnings (losses) of affiliated companies

	¥1,074	¥10,819	Net income

Unrealized gain (loss) on derivative instruments	¥457	¥1,127	Other, net
	(144)	(344)	Income tax benefit (expense)
	(26)	(35)	Equity in earnings (losses) of affiliated companies

	¥287	¥748	Net income

Foreign currency translation adjustments	¥263	¥—	Other, net

	¥263	¥—	Net income

Pension liability adjustments	¥(1,412)	¥(9,068)	*
	328	2,825	Income tax benefit (expense)

	¥(1,084)	¥(6,243)	Net income

Total	¥540	¥5,324	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended September 30	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2015	2016
Unrealized gain (loss) on securities	¥362	¥14,430	Other, net
	(116)	(4,420)	Income tax benefit (expense)
	—	2	Equity in earnings (losses) of affiliated companies

	¥246	¥10,012	Net income

Unrealized gain (loss) on derivative instruments	¥851	¥1,396	Other, net
	(276)	(431)	Income tax benefit (expense)
	(12)	(18)	Equity in earnings (losses) of affiliated companies

	¥563	¥947	Net income

Foreign currency translation adjustments	¥263	¥—	Other, net

	¥263	¥—	Net income

Pension liability adjustments	¥(632)	¥(4,570)	*
	40	1,385	Income tax benefit (expense)

	¥(592)	¥(3,185)	Net income

Total	¥480	¥7,774	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests —

On February 5, 2016, the board of directors of NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of NTT, resolved to launch a tender offer to acquire up to 137,578,616 shares of its outstanding common stock from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO repurchased a total of 120,867,062 of its shares for an aggregate amount of ¥307,486 million, 117,924,500 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.7%. As a result, “Additional paid-in capital” increased by ¥42,150 million in the consolidated balance sheet as of March 31, 2016.

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 31,340,000 shares of its common stock at ¥84,749 million by way of market purchases based on the discretionary dealing contract until September 30, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.4%. Primarily due to these transactions, “Additional paid-in capital” decreased by ¥2,270 million in the consolidated balance sheet as of September 30, 2016.

In October 2016, NTT DOCOMO repurchased 2,006,600 shares of its common stock at ¥5,113 million by way of market purchases based on the discretionary dealing contract. As a result, NTT’s ownership interest in NTT DOCOMO slightly increased. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of December 31, 2016.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2016 are as follows:

	Millions of yen
	March 31, 2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥197,613	¥197,613	¥—	¥—
Foreign equity securities	131,817	131,817	—	—
Domestic debt securities	49,478	218	49,087	173
Foreign debt securities	37,499	10	37,489	—
Derivatives:
Forward exchange contracts	2,578	—	2,578	—
Interest rate swap agreements	107	—	107	—
Currency swap agreements	61,703	—	61,703	—

Liabilities
Derivatives:
Forward exchange contracts	12,148	—	12,148	—
Interest rate swap agreements	6,110	—	6,110	—
Currency swap agreements	13,838	—	13,838	—
Currency option agreements	2,414	—	2,414	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	September 30, 2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥174,792	¥174,792	¥—	¥—
Foreign equity securities	126,585	126,585	—	—
Domestic debt securities	50,677	218	50,295	164
Foreign debt securities	38,840	9	38,613	218
Derivatives:
Forward exchange contracts	2,292	—	2,292	—
Interest rate swap agreements	97	—	97	—
Currency swap agreements	45,082	—	45,082	—

Liabilities
Derivatives:
Forward exchange contracts	45,558	—	45,558	—
Interest rate swap agreements	6,649	—	6,649	—
Currency swap agreements	23,334	—	23,334	—
Currency option agreements	4,558	—	4,558	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six months ended September 30, 2015 and 2016 were immaterial.

5. Segment information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the six months ended September 30	2015	2016

Operating revenues:
Regional communications business —
External customers	¥1,441,150	¥1,352,117
Intersegment	239,420	268,316

Total	1,680,570	1,620,433

Long distance and international communications business —
External customers	1,056,567	995,603
Intersegment	40,673	43,242

Total	1,097,240	1,038,845

Mobile communications business —
External customers	2,193,723	2,264,457
Intersegment	21,305	23,579

Total	2,215,028	2,288,036

Data communications business —
External customers	700,644	713,590
Intersegment	45,069	48,466

Total	745,713	762,056

Other —
External customers	196,874	198,561
Intersegment	370,886	369,047

Total	567,760	567,608
Elimination	(717,353)	(752,650)

Consolidated Total	¥5,588,958	¥5,524,328

	Millions of yen
For the three months ended September 30	2015	2016

Operating revenues:
Regional communications business —
External customers	¥723,170	¥678,741
Intersegment	120,897	138,799

Total	844,067	817,540

Long distance and international communications business —
External customers	558,374	496,925
Intersegment	20,731	22,900

Total	579,105	519,825

Mobile communications business —
External customers	1,127,354	1,167,395
Intersegment	10,810	11,971

Total	1,138,164	1,179,366

Data communications business —
External customers	361,826	362,963
Intersegment	23,652	25,611

Total	385,478	388,574

Other —
External customers	111,777	101,565
Intersegment	188,819	193,895

Total	300,596	295,460
Elimination	(364,909)	(393,176)

Consolidated Total	¥2,882,501	¥2,807,589

Segment profit:

	Millions of yen
For the six months ended September 30	2015	2016

Segment profit:
Regional communications business	¥154,611	¥232,247
Long distance and international communications business	47,600	42,180
Mobile communications business	461,166	583,738
Data communications business	38,185	35,888
Other	27,635	29,691

Total segment profit	729,197	923,744
Elimination	4,267	2,740

Consolidated Total	¥733,464	¥926,484

	Millions of yen
For the three months ended September 30	2015	2016

Segment profit:
Regional communications business	¥83,480	¥104,456
Long distance and international communications business	26,380	15,162
Mobile communications business	226,400	285,425
Data communications business	19,327	14,020
Other	17,320	17,361

Total segment profit	372,907	436,424
Elimination	1,800	2,665

Consolidated Total	¥374,707	¥439,089

As indicated in “(1) Change in Accounting Procedures for Consolidated Quarterly Financial Results” in the “Note 1: Summary of significant accounting policies:”, effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and made changes to the residual carrying amount of property, plant, and equipment where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the six months ended September 30, 2016 increased by ¥51,221 million for “Regional communications business,” ¥4,354 million for “Long distance and international communications business,” ¥69,430 million for “Mobile communications business,” ¥2,187 million for “Other,” decreased by ¥529 million for “Data communications business,” and increased by ¥126,663 million for “total.” Segment profit on a consolidated basis for the three months ended September 30, 2016 increased by ¥23,621 million for “Regional communications business,” ¥1,812 million for “Long distance and international communications business,” ¥36,049 million for “Mobile communications business,” ¥297 million for “Data communications business,” ¥1,261 million for “Other,” and ¥63,039 million for “total.”

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the six months ended September 30, 2015 and 2016.

6. Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the six months ended September 30, 2015 and 2016 were ¥100,300 million and ¥102,702 million, respectively. Such amounts charged to income for the three months ended September 30, 2015 and 2016 were ¥50,784 million and ¥57,621 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the six months ended September 30, 2015 and 2016, and the changes in doubtful accounts for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(430)	168	214	7,876	(263)	7,565
Charge off	(77)	(1,012)	(253)	(5,818)	—	(7,160)
Recovery	2	27	—	1	—	30
Balance at September 30, 2015	5,153	5,393	922	8,979	4,425	24,872
Collectively evaluated for impairment	4,966	2,112	347	8,979	1	16,405
Individually evaluated for impairment	187	3,281	575	—	4,424	8,467

Financing receivables:
Balance at September 30, 2015	981,572	384,914	78,378	305,444	4,892	1,755,200
Collectively evaluated for impairment	981,293	381,170	77,148	305,444	388	1,745,443
Individually evaluated for impairment	¥279	¥3,744	¥1,230	¥—	¥4,504	¥9,757

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2016	¥5,174	¥4,359	¥940	¥11,006	¥4,303	¥25,782
Provision	610	295	13	12,156	(463)	12,611
Charge off	(22)	(360)	(21)	(10,302)	—	(10,705)
Recovery	2	44	—	2	—	48
Balance at September 30, 2016	5,764	4,338	932	12,862	3,840	27,736
Collectively evaluated for impairment	5,684	1,559	432	12,862	52	20,589
Individually evaluated for impairment	80	2,779	500	—	3,788	7,147

Financing receivables:
Balance at September 30, 2016	1,008,094	416,078	99,927	362,529	4,448	1,891,076
Collectively evaluated for impairment	1,008,001	412,684	98,473	362,529	597	1,882,284
Individually evaluated for impairment	¥93	¥3,394	¥1,454	¥—	¥3,851	¥8,792

8. Contingent liabilities:

Contingent liabilities at September 30, 2016, composed of loan guarantees and other contingencies, amounted to ¥81,402 million.

As of September 30, 2016, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

Acquisitions of Dell Systems Corporation and Other Companies, and IT Services-Related Assets

On November 2, 2016 (U.S. time), NTT DATA CORPORATION (“NTT DATA”), a subsidiary of NTT, acquired 100% of the outstanding shares of Dell Systems Corporation, Dell Technology & Solutions Limited, and Dell Services Pte. Ltd., and 100% of the equity interests of U.S. Services L.L.C., from Dell Inc., through three of its subsidiaries including NTT DATA, Inc., and such companies became its consolidated subsidiaries. In addition, NTT DATA acquired Dell Group’s IT services-related assets, mainly located in North America, through three of its subsidiaries including NTT DATA, Inc. The total acquisition cost for these acquisitions was US$2,999 million.

Through these acquisitions, NTT DATA intends to expand its business in various industries in North America and enhance its cloud services and BPO services using cutting-edge technology.

These acquisitions will be recorded in accordance with the acquisition method. However, as the initial accounting for the business combination has not been completed at the time of the announcement of these consolidated financial results, further details have not yet been disclosed.

NTT DOCOMO’s repurchase of its common stock

In October 2016, NTT DOCOMO repurchased its common stock. Related information is disclosed in note 3.